UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

FOR THE MONTH OF DECEMBER 2023

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

On December 18, 2023, Xinyuan Real Estate Co., Ltd. (the “Company”) entered into a subscription agreement (the “Subscription Agreement”) with Central Plains Ltd. (the “Purchaser”), pursuant to which the Purchaser agreed to purchase from the Company, and the Company agreed to issue to the Purchaser, an aggregate of 11,398,784 common shares of the Company, par value $0.0001 per share (the “Common Shares”), at a purchase price of $0.14 per Common Share (the “Transaction”). A Supplemental Listing Application was filed with the NYSE on the same day. Closing of the Transaction is pending on approval of such filing.

The Common Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any State, and will be issued in reliance on exemptions from registration under the Securities Act, afforded by Regulation S promulgated under the Securities Act.

The foregoing descriptions of the Subscription Agreement and the Transaction are not complete and are qualified in their entirety by reference to the full text of the Subscription Agreement, a copy of which is attached as Exhibit 10.1 to this report and incorporated by reference herein.

Exhibit Index

Exhibit No.	Description

10.1	Subscription Agreement dated December 18, 2023 by and between the Company and the Purchaser

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.
(Registrant)

Date: December 22, 2023	By:	/s/ Yong Zhang
		Name:	Yong Zhang
		Title:	Chief Executive Officer